UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Petrohawk Energy Corporation

(Name of Issuer)

Shares of Common Stock

(Title of Class of Securities)

716495106

(CUSIP Number)

COPY TO:

Joshua Beiser, Esq.

Assistant Secretary

Kellen Holdings, LLC

175 Berkeley Street

Boston, Massachusetts 02117

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 15, 2005

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 10 Pages	SCHEDULE 13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Kellen Holdings, LLC, IRS Identification No. 04-3545984
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,396,453 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 3,396,453 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,396,453
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.95%
14.	TYPE OF REPORTING PERSON IV

Page 2 of 10 Pages

Item 1. Security and Issuer.

The class of equity security to which this statement relates is common stock, par value $.001 per share (the “Common Stock”) of Petrohawk Energy Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1100 Lousiana, Suite 4400, Houston, Texas 77002.

Item 2. Identity and Background.

This statement is being filed on behalf of the following person:

Kellen Holdings, LLC (“Kellen”), a Delaware limited liability company, 175 Berkeley Street, Boston, Massachusetts 02117. Kellen’s principal business is investment in hydrocarbons and related energy investments.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the directors, executive officers and controlling person of Kellen, required by Item 2 of Schedule 13D is listed on Schedule A hereto and is incorporated by reference herein.

Within the last five years, neither Kellen, nor to the best of their respective knowledge, any executive officer or director of Kellen, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Using funds received from its parent, Kellen first invested in PHAWK LLC (“PHAWK”) on May 22, 2003.

On July 8, 2005 PHAWK and it members, including Kellen, executed a Class A Common Unit Redemption Agreement and Third Amendment to Amended and Restated Limited Liability Company Agreement (the “Redemption Agreement”) pursuant to which (i) all the shares of Common Stock owned by PHAWK were to be distributed to the members of PHAWK, (ii) the demand registration rights granted to PHAWK by the Registration Rights Agreement dated as of May 25, 2004 were assigned to EnCap IV and EnCap IV-B Acquisitions, and (iii) the piggyback registration rights granted to PHAWK by the Registration Rights Agreement dated as of May 25, 2004 were assigned to the members of PHAWK including Kellen other than EnCap IV and EnCap IV-B Acquisitions. Pursuant to the Redemption Agreement, on July 15, 2005 PHAWK distributed (i) 2,698,114 shares of Common Stock and (ii)warrants to purchase 683,892 shares of Common Stock to Kellen.

Daniel A. Rioux is a director of the Issuer and an officer of Kellen. Mr. Rioux receives certain stock consideration for his membership on the Issuer’s Board of Directors. Pursuant to an agreement dated September 13, 2004, Kellen is to receive those shares. Kellen is in receipt of 14,447 total shares from board compensation, received on July 13, 2004, October 28, 2004, March 31, 2005, May 25, 2005, July 11, 2005, and July 15, 2005 in the amount of 7500, 504, 477, 504, 462, and 5000 shares, respectively.

Page 3 of 10 Pages

Item 4. Purpose of Transaction.

Kellen intends to monitor and evaluate its investment in the Issuer in light of pertinent factors, market conditions, the Issuer’s performance and prospects, the trading prices of the Common Stock, conditions in the oil and gas industry and general economic conditions. Kellen may make additional purchases of Common Stock in the future through market transactions or otherwise, maintain its current investment, or dispose of some or all of the Common Stock.

Except as set forth above, Kellen has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Kellen owns 2,712,561 shares of Common Stock and 683,892 warrants which upon exercise or conversion are issuable as Common Stock, together which constitute approximately 6.95% of the 48.9 million total shares issued and outstanding, as reflected in the Issuer’s Form S-3, Amendment No. 2 as filed on July 14, 2005.

(b) Kellen has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 3,396,453 shares. Kellen has no shared power to either vote or dispose of the shares.

(c) Except as otherwise described herein, including in Item 3, or in any Exhibit filed herewith, to the knowledge of the reporting person, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

(d) With respect to Kellen, to the best of its knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceedings from the sale of, such securities, where such interest relates to either more or less than five percent of the class.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Daniel Rioux, an officer of Kellen, has the right to receive securities of the Issuer, pursuant to his membership on the Issuer’s Board of Directors. Pursuant to an agreement dated September 13, 2004 any future board compensation shares will be issued directly to Kellen.

Item 7. Material to be Filed as Exhibits.

Exhibit A     Letter agreement dated September 13, 2004.

Page 4 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KELLEN HOLDINGS LLC

By:	/s/ Daniel A. Rioux
Daniel A. Rioux
Vice President and Treasurer

Dated this 25th day of July, 2005.

Page 5 of 10 Pages

SCHEDULE A

Controlling Persons

Kellen Holdings, LLC, a Delaware limited liability company, is a direct subsidiary of Liberty Energy Holdings, LLC, a Delaware LLC (“LEH”) and is an indirect subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Liberty Mutual Holding Company Inc. is the ultimate controlling person of Kellen Holdings, LLC. Liberty Mutual Holding Company Inc. is a mutual holding company wherein its members are entitled to vote at meetings of the company. No such member is entitled to cast 10% or more of the votes. Liberty Mutual Holding Company Inc. has issued no voting securities.

The officer and director information for Kellen Holdings, LLC and Liberty Mutual Holding Company Inc. is as set forth below. The officer and director information for LEH is the same as Kellen.

Page 6 of 10 Pages

Kellen Holdings, LLC

175 Berkeley Street

Boston, Massachusetts 02117

Executive Officers

A. Alexander Fontanes Chairman of the Board Citizenship: U.S.A.	Gregory S. Morzano Vice President Citizenship: U.S.A.	Laurance H.S. Yahia Assistant Treasurer and Manager, Corporate Treasury Operations Citizenship: U.S.A.

Everardo Goyanes President and Chief Executive Officer Citizenship: U.S.A.	Gary J. Ostrow Vice President Citizenship: U.S.A.	Steven M. Zagoren Assistant Treasurer Citizenship: U.S.A.

Dennis J. Langwell Senior Vice President and Chief Financial Officer Citizenship: U.S.A.	Daniel A. Rioux Vice President and Treasurer Citizenship: U.S.A.	Diane S. Bainton Assistant Secretary Citizenship: U.S.A.

Christopher C. Mansfield Senior Vice President and General Counsel Citizenship: U.S.A.	Richard C. Cloran Assistant Treasurer Citizenship: U.S.A.	Joshua E. Beiser Assistant Secretary Citizenship: U.S.A.

Robert J. Gray Vice President Citizenship: United Kingdom.	Don D. Myers Assistant Treasurer Citizenship: U.S.A.	MaryAnne M. McGruder Assistant Secretary Citizenship: U.S.A.

Dexter R. Legg Vice President and Clerk Citizenship: U.S.A.	Michelle M. O’Mara Assistant Treasurer Citizenship: U.S.A.	James R. Pugh Assistant Secretary Citizenship: U.S.A.

Directors

A. Alexander Fontanes Chairman of the Board Citizenship: U.S.A.	Dennis J. Langwell Senior Vice President and Chief Financial Officer Citizenship: U.S.A.	Christopher C. Mansfield Senior Vice President and General Counsel Citizenship: U.S.A.

Page 7 of 10 Pages

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02117

Officers

Edmund F. Kelly Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	Stuart M. McGuigan Senior Vice President and Chief Information Officer Citizenship: U.S.A.	John D. Doyle Vice President and Comptroller Citizenship: U.S.A

J. Paul Condrin, III Executive Vice President Citizenship: U.S.A.	A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Steven M. Zagoren Assistant Treasurer Citizenship: U.S.A.

Gary R. Gregg Executive Vice President Citizenship: U.S.A.	Christopher C. Mansfield Senior Vice President and General Counsel Citizenship: U.S.A.	Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.

Roger L. Jean Executive Vice President Citizenship: U.S.A.	Helen E.R. Sayles Senior Vice President Citizenship: U.S.A.	Robert T. Muleski Senior Vice President and Corporate Actuary Citizenship: U.S.A.

Thomas C. Ramey Executive Vice President Citizenship: U.S.A.	Stephen G. Sullivan Senior Vice President Citizenship: U.S.A.	Diane S. Bainton Assistant Secretary Citizenship: U.S.A.

Dennis J. Langwell Senior Vice President and Chief Financial Officer Citizenship: U.S.A.	Laurance H.S. Yahia Vice President and Treasurer Citizenship: U.S.A.

Page 8 of 10 Pages

Liberty Mutual Holding Company Inc.

Directors

Michael J. Babcock Private Investor c/o Liberty Mutual Insurance Company 175 Berkeley Street Boston, Massachusetts 02117 Citizenship: U.S.A.	Francis Albert Doyle, III President and CEO c/o Connell Ltd. Partnership One International Place 31st Floor Boston, MA 02110 Citizenship: U.S.A.	Stephen F. Page Vice Chairman and Chief Financial Officer c/o United Technologies Corporation United Technologies Building 1 Financial Plaza Hartford, Connecticut 06101 Citizenship: U.S.A.

Gary C. Butler President and Chief Operating Officer c/o Automatic Data Processing, Inc. One ADP Boulevard Roseland, New Jersey 07068-1728 Citizenship: U.S.A.	John P. Hamill Chairman and Chief Executive Officer c/o Sovereign Bank New England 75 State Street Boston, Massachusetts 02109 Citizenship: U.S.A.	Dr. Kenneth L. Rose Vice Chairman and Chief Executive Officer c/o Henkels & McCoy, Inc. 985 Jolly Road Blue Bell, Pennsylvania 19422-0900 Citizenship: U.S.A.

Charles I. Clough, Jr. Chairman and Chief Executive Officer c/o Clough Capital Partners, LP 260 Franklin Street, Suite 1920 Boston, Massachusetts, 02110 Citizenship: U.S.A.	Marian L. Heard President and Chief Executive Officer c/o United Way of Massachusetts Bay 245 Summer Street, Suite 1401 Boston, Massachusetts 02210 Citizenship: U.S.A.

Ellen A. Rudnick

Executive Director and Clinical

Professor, Entrepreneurship Program

c/o University of Chicago

Graduate School of Business

1101 East 58th Street

Chicago, Illinois 60637

Citizenship: U.S.A.

Gary L. Countryman Chairman Emeritus c/o Liberty Mutual Insurance Company 175 Berkeley Street Boston, Massachusetts 02117 Citizenship: U.S.A.	Edmund F. Kelly Chairman, President and Chief Executive Officer c/o Liberty Mutual Holding Company, Inc. 175 Berkeley Street Boston, Massachusetts 02117 Citizenship: U.S.A.	Glenn P. Strehle Treasurer Emeritus c/o Massachusetts Institute of Technology 77 Massachusetts Avenue, Room 9-223 Cambridge, Massachusetts 02139-4307 Citizenship: U.S.A.

Paul J. Darling, II President and Chief Executive Officer c/o Corey Steel Company 2800 South 61st Court Cicero, Illinois 60804-3091 Citizenship: U.S.A.	Thomas J. May Chairman, President and Chief Executive Officer c/o NSTAR 800 Boylston Street Boston, Massachusetts 02199 Citizenship: U.S.A.

William C. Van Faasen

Chairman, President and

Chief Executive Officer

c/o Blue Cross and Blue Shield

of Massachusetts, Inc.

Landmark Center 401 Mark Drive

Boston, Massachusetts 02215-3326

Citizenship: U.S.A

Page 9 of 10 Pages

EXHIBIT A

Kellen Holdings, LLC

175 Berkeley Street

Boston, Massachusetts 02117

September 13, 2004

Petrohawk Energy Corporation

1100 Louisiana, Suite 4400

Houston, TX 77002

Attn: General Counsel

Hinkle Elkouri Law Firm LLC

2000 Epic Center, 301 North Main Street

Wichita, KS 67202-4820

Attn: David S. Elkouri

Re:	Board Compensation

Dear Sirs:

This letter is to confirm that the compensation to be paid to Daniel A. Rioux for his services to the Board of Directors of Petrohawk Energy Corporation should be paid directly to Kellen Holdings, LLC. Such compensation should be in the form of stock or stock options to the fullest extent possible.

Kellen Holdings, LLC

/s/ Everardo Goyanes
By:	Everardo Goyanes
Its:	President and Chief Executive Officer

ACKNOWLEDGED AND AGREED:

/s/ Daniel A. Rioux
Daniel A. Rioux

Page 10 of 10 Pages